UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2017

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

1.	This is to inform you that The National Company Law Tribunal, Mumbai Bench (“Tribunal”) has on March 23, 2017 approved the Scheme of Arrangement between Vedanta Limited and Cairn India Limited, and their respective shareholders and creditors (“Scheme”).

2.	The Company has received all the required approvals in relation to the Scheme, save and except the approval of Reserve Bank of India for issuance of Redeemable Preference Shares to the Non-Resident shareholders of Cairn India Limited. The Scheme will be made effective and record date for issue of the Company shares pursuant to the Scheme, would be set upon receipt of the said approval of Reserve Bank of India.

3.	Notice is hereby given that the meeting of the Board of Directors of Vedanta Limited (the “Company”) will be held on Thursday, March 30, 2017, to consider and approve the Interim Dividend, if any, for the Financial Year 2016-17. The Board will also consider payment of said Interim Dividend to the shareholders of Cairn India Limited, who will become shareholders of the Company pursuant to the Scheme.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director & Chief Financial Officer